SMIC and Brite Creates New Network Platform SMIC-ASIC.com

SHANGHAI, June 5, 2014 /PRNewswire/ — Brite Semiconductor (Shanghai) Corporation (“Brite”), a leading IC design and turnkey service provider, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today jointly announced the launch of their first innovative network services platform SMIC-ASIC.com. Established by Brite and supported by SMIC and Brite, the key purpose of the platform is to build a professional network community in the semiconductor industry. SMIC-ASIC.com has multiple functions, ranging from the delivery of ASIC information, to supporting engineering, technical and business related enquires. This platform also provides reference materials on every step of the ASIC design flow and addresses a new business model in IC design service.

In the era of Internet and information, one common difficulty encountered by fabless IC design companies and system houses is how to derive reliable information and efficient services to shorten the production cycle.

SMIC-ASIC.com is a dedicated semiconductor website for IC design and service. It combines instant Q&A service, network marketing, ASIC knowledge, on-line evaluation, etc. The 24-hour customer care function will provide a complete real time interactive service both online and offline. Customers can register for membership by logging into www.smic-asic.com and obtain further information.

In this platform, customers will find many useful information tools such as:

•	Technical Center – This service provides customers a powerful learning resource, ranging from IC specifications and definitions, system verification methodologies, to the technical flows of IC design and manufacturing.

•	Project Evaluator – This service provides reference materials for developing an entire ASIC project, covering information on project scheduling, cost estimations, design methodologies, foundational IP introduction file downloads, and partnership selections.

•	Information Exchange – A Bulletin Board System (BBS) enables customers to freely create topics of discussions, share opinions and views, and provide comments and suggestions to SMIC and its preferred partners.

•	Q&A – A real-time on-line service system that enables customers to raise technical or non-technical ASIC related questions and receive quick and professional responses.

“As one of the leading semiconductor foundries in the world, SMIC will deliver more value-added offerings in addition to our current advantages in technologies and services,” said Dr. Tzu-Yin Chiu, chief executive officer & executive director of SMIC, and chairman of Brite Semiconductor, “Brite Semiconductor is one of our most important design service partners. The newly launched innovative SMIC-ASIC.com service platform provides a communication window for our mutual customers to obtain their required services. Through this platform, both SMIC and Brite will improve competitiveness with a more open and efficient service.”

“We are happy to bring out the new interactive platform of SMIC-ASIC.com for our ASIC customers and SoC designers based on SMIC’s technologies. The benefits of this platform are to solve the questions during the design period, provide real-time communication among the product chain, early mutual discussion from the stage of design concept, co-work on the specification definition, etc. These will certainly shorten the development cycle in an obvious way. The English version of SMIC-ASIC.com will also appear in the near future. I believe this platform will satisfy our customers with its efficient and reliable service,” said Dr. Charlie Zhi, president and CEO of Brite Semiconductor.

About Brite Semiconductor

Brite Semiconductor is a world-leading ASIC design services company, providing customers with ULSI ASIC/SoC chip design and manufacturing services. Brite Semiconductor was co-founded by Semiconductor Manufacturing International Corporation and Open-Silicon, as well as venture capital firms from China and abroad. As the strategic partners, SMIC and Open-Silicon provide Brite Semiconductor with strong technical and manufacturing support. Targeted at 90nm/65nm/40nm and high-end SoC design services, Brite Semiconductor provides flexible turn-key service from RTL/netlist to chip delivery, and seamless, low-cost, and low-risk solutions to customers. For more information, please refer to the Brite Semiconductor website: www.britesemi.com

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com